UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Baker, David B.
   138 Putnam Street
   P.O. Box 738

   Marietta, OH 45750-0738
2. Issuer Name and Ticker or Trading Symbol
   Peoples Bancorp Inc. (PEBO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   04/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President
   .
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  04/24/00    M        144           A   (1)         7,883          D  Direct
Common Stock                                                                                     7,956          I  401(k) Plan
Common Stock                                                                                     399            I  by Spouse
Common Stock                                                                                     2,156          I  Spouse (Custodian
                                                                                                                   )

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Deferred Compensation                          04/24/00       A         13                                (2)
Deferred Compensation                          04/24/00       M                          144              (1)
Incentive Stock Option (right  $7.97                                                                      11/20/93     05/20/03
to buy)
Incentive Stock Option (right  $10.65                                                                                  11/10/04
to buy)
Incentive Stock Option (right  $18.95                                                                                  04/01/09
to buy)
Incentive Stock Option (right  $23.76                                                                                  07/23/08
to buy)
Incentive Stock Option (right  $24.11                                                                                  12/03/07
to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Deferred Compensation          04/24/00  Common Stock                   13            $16.63                    D   Direct
Deferred Compensation          04/24/00  Common Stock                   144                       0             D   Direct
Incentive Stock Option (right            Common Stock                   2,577                     2,577         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   15,373                    15,373        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   6,050                     6,050         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   643                       643           D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   6,262                     6,262         D   Direct
to buy)

Explanation of Responses:

(1)
Shares are payable subsequent to termination of service as a director of a subsidiary on March 10, 2000, pursuant to the terms and conditions of the Peoples Bancorp Inc. Deferred Compensation Plan for directors of Peoples Bancorp Inc. and Subsidiaries.
(2)
Shares are payable subsequent to termination of service pursuant to the terms and conditions of the Peoples Bancorp Inc. Deferred
Compensation Plan For Directors of Peoples Bancorp Inc. and Subsidiaries.

SIGNATURE OF REPORTING PERSON
/S/ Baker, David B.
DATE